VIDEOCON D2H LIMITED

1st Floor, Techweb Centre, New Link Road

Oshiwara Jogeschwari (West), Mumbai 400 102

Maharashtra, India

Via EDGAR	February 18, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11-Telecommunications

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Ph No: +1-202-551-3810

RE:	Videocon d2h Limited

Annual report on 20-F for the fiscal year ended March 31, 2015

Filing date July 28, 2015

File no 1-36901

Dear Mr. Pacho

This is in response to the comment letter of the staff of the Securities and Exchange Commission (respectively, the “Staff” and the “Commission”), dated February 9, 2016, relating to the annual report on Form 20-F of Videocon d2h Limited (the “Company”) for the fiscal year ended March 31, 2015 originally filed with the Commission on July 28, 2015, as amended by Amendment No. 1 on Form 20-F filed with the Commission on February 5, 2016, (the “2015 Form 20-F”).

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are as follows.

Independent Auditor’s Report, page F-2

We note your response to our prior comment three and the revisions made to your independent auditor’s report. However, your revised auditor’s report omits the phrase “in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.” As such, it is not clear whether your auditor opines as to whether your financial statements are in conformity with IFRS. Please ask your auditor to revise their report.

In the actually issued audit report dated February 5, 2016, the opinion of our auditors as provided under the heading “Opinion” includes the phrase “in conformity with IFRS”. Due to ministerial error, however, such phrase was omitted in the EDGARized audit report filed with Amendment No. 1 to our Form 20-F. We have corrected this error in the amended Form 20-F filed on the date hereof. Please note that the term “IFRS” is defined in the audit report as “the International Financial Reporting Standards as issued by the International Accounting Standards Board”.

Company Acknowledgment

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Avanti Kumar Kanthaliya

Avanti Kumar Kanthaliya
Chief Financial Officer Videocon d2h Limited